EXHIBIT 12

GOODRICH CORPORATION

COMPUTATION OF EARNINGS TO FIXED CHARGES

(In millions, except for ratios)

	NINE MONTHS ENDED SEPTEMBER 30,		YEAR ENDED DECEMBER 31,
	2011	2010	2010	2009	2008	2007	2006
COMPUTATION OF EARNINGS:
Income from continuing operations before income taxes and distributions on trust preferred securities	$824.7	$641.8	$804.9	$784.1	$984.6	$737.4	$470.5

Add back:
Interest expense, net of capitalized interest	102.8	101.1	136.0	119.9	111.3	123.6	124.3
Portion of rent expense representing interest	12.7	11.1	14.9	13.9	14.6	14.8	13.8
Amortization of debt issuance costs	1.3	1.0	1.5	1.1	1.1	1.3	1.7
Earnings from equity investments	(1.1)	1.2	3.4	3.5	(2.7)	3.8	1.1

EARNINGS	$940.4	$756.2	$960.7	$922.5	$1,108.9	$880.9	$611.4

COMPUTATION OF FIXED CHARGES:
Interest expense, net of capitalized interest	$102.8	$101.1	$136.0	$119.9	$111.3	$123.6	$124.3
Distributions on trust preferred securities	—	—	—	—	—	—	—
Portion of rent expense representing interest	12.7	11.1	14.9	13.9	14.6	14.8	13.8
Amortization of debt issuance costs	1.3	1.0	1.5	1.1	1.1	1.3	1.7
Capitalized interest	1.5	1.1	1.5	1.8	4.5	4.7	4.6

FIXED CHARGES	$118.3	$114.3	$153.9	$136.7	$131.5	$144.4	$144.4

RATIO OF EARNINGS TO FIXED CHARGES	7.9	6.6	6.2	6.7	8.4	6.1	4.2